Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-201841

Prospectus Supplement No. 4

to Prospectus dated February 26, 2015

2,500,000 Shares

Common Stock

This Prospectus Supplement No. 4 supplements and amends our prospectus dated February 26, 2015 (the “Prospectus”), relating to the sale, from time to time, of up to 2,500,000 shares of our common stock by Aspire Capital Fund, LLC.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2015. This prospectus supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto, which are to be delivered with this prospectus supplement, and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments or supplements thereto.

Our common stock trades on the NASDAQ Capital Market under the ticker symbol “REPH.” On April 16, 2015, the last reported sale price per share of our common stock was $13.15 per share.

Investing in our common stock involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is April 17, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 10, 2015

Recro Pharma, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-36329	26-1523233
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

490 Lapp Road, Malvern, Pennsylvania	19355
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (484) 395-2470

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

The information set forth under Item 2.01 below is incorporated into this Item 1.01 by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On April 10, 2015 (the “Closing Date”), Recro Pharma, Inc. (the “Company”) completed its previously announced acquisition from Alkermes plc, a private limited company incorporated in Ireland (“Alkermes”), of worldwide rights to meloxicam IV/IM (“Meloxicam”) and a contract manufacturing facility and formulation business, through the acquisition of certain subsidiaries of Alkermes (the “Acquisition”).

Pursuant to the terms of a Purchase and Sale Agreement (the “Purchase and Sale Agreement”), dated March 7, 2015, among the Company, its wholly-owned subsidiary, Recro Pharma LLC, a Delaware limited liability company (“Recro LLC”), Alkermes Pharma Ireland Limited, a private limited company incorporated in Ireland (“APIL”), Daravita Limited, a private limited company incorporated in Ireland (“Daravita”), and Eagle Holdings USA, Inc., a Delaware corporation (together with APIL, collectively, the “Sellers”), Recro Pharma purchased the Sellers’ right, title and interest in (a) all of the issued and outstanding membership units of DV Technology LLC, a newly-formed Delaware limited liability company (“DV”), which, prior to the closing of the Purchase and Sale Agreement (the “Closing”), acquired substantially all of the assets and liabilities of Daravita; and (b) all of the issued and outstanding membership units of Alkermes Gainesville LLC, a Massachusetts limited liability company (“Gainesville,” and together with DV, the “Transferred Entities”).

Pursuant to the Purchase and Sale Agreement, on the Closing Date Recro LLC paid approximately $52 million in cash consideration, as adjusted for estimated working capital of the Transferred Entities as of the Closing Date (the “Cash Purchase Price”), and delivered to APIL a warrant to purchase 350,000 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), at an exercise price equal to $19.46 per share (the “Alkermes Warrant”). The Cash Purchase Price is subject to a final adjustment for working capital of the Transferred Entities within 60 days of the Closing Date. Future consideration payable under the Purchase and Sale Agreement includes up to $120 million in milestone payments upon the achievement of certain regulatory and commercial milestones related to Meloxicam and royalties between 10% and 12% on net sales of Meloxicam.

Gerri Henwood, President, Chief Executive Officer and director of the Company, served as a member of the board of directors of Alkermes until her resignation on March 7, 2015. The Purchase and Sale Agreement and the transactions contemplated thereby were unanimously approved by the Company’s board of directors (the “Board”), including all of the disinterested members. The consideration payable under the Purchase and Sale Agreement was determined through arm’s length negotiations between the parties.

Recro LLC funded the Cash Purchase Price with $50 million in borrowings under its previously announced Credit Agreement (the “Credit Agreement”), dated as of March 7, 2015, with OrbiMed Royalty Opportunities II, LP (“Orbimed”), which closed on the Closing Date, together with cash on hand. On the Closing Date, Recro LLC and Orbimed entered into a First Amendment to the Credit Agreement (the “First Amendment”) pursuant to which, among other things, Recro LLC and Orbimed agreed to modify certain covenants and deliveries, including, among other things, to provide that certain permits, insurance endorsements, title insurance materials and bailee letters may be obtained by Recro LLC and delivered to Orbimed after the Closing Date. The other terms of the Credit Agreement remain unchanged. On the Closing Date, the Company granted a warrant to OrbiMed (the “Orbimed Warrant, and together with the Alkermes Warrant, the “Warrants”) to purchase 294,928 shares of Common Stock at a price equal to $3.28 per share, subject to certain adjustments as specified in the Orbimed Warrant.

On the Closing Date, the Company, DV, Gainesville and APIL entered into a transition services agreement (the “Transition Services Agreement”) pursuant to which APIL or its affiliates will provide Gainesville and DV with certain transition services, including data and record transfer services, IT support and consulting services, through June 2016. Data and record transfer services are provided at cost, IT support services are provided at an hourly rate plus costs, and consulting services are provided at the cost of the consultant’s salary plus costs. On the Closing Date, Gainesville and APIL also entered into a reverse transition services agreement pursuant to which Gainesville will provide APIL with certain transition services, including data transfer services, records maintenance, product review and regulatory testing, through June 2016. Data transfer services are provided at cost and records maintenance, product review and regulatory testing services are provided at a fully burdened cost (which includes allocable overhead).

As a result of the transaction, Gainesville and DV became wholly-owned subsidiaries of Recro LLC. Immediately following the Closing, Recro LLC merged with and into Gainesville, and the surviving entity, a wholly-owned subsidiary of the Company, changed its name to Recro Gainesville LLC. In addition, immediately following the Closing, DV changed its name to Recro Technology LLC.

DV’s acquisition of substantially all of the assets of Daravita was effected through an Asset Transfer and License Agreement (the “Transfer and License Agreement”), dated April 10, 2015, between APIL and DV, pursuant to which APIL transferred to DV the portion of its controlled drug development business which had been held by Daravita, comprising of certain intellectual property and contract assets, as well as intellectual property licenses from APIL for certain technologies used in the manufacture and development of certain pharmaceuticals. Consideration under the Transfer and License Agreement included an up-front cash payment and future payments identical to those due under the Purchase and Sale Agreement. Future payments made under the Purchase and Sale Agreement will satisfy the future payment obligations under the Transfer and License Agreement.

Within 60 days following the Closing Date, the Company and Recro Gainesville LLC will enter into a supply agreement with certain of the Sellers pursuant to which Sellers will provide the Company with clinical and, at the Company’s election, commercial, supplies of Meloxicam.

The foregoing descriptions of the Purchase and Sale Agreement, the First Amendment, the Transition Services Agreement and the Transfer and License Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the Purchase and Sale Agreement, the First Amendment, the Transition Services Agreement and the Transfer and License Agreement, respectively. Copies of the Purchase and Sale Agreement and the First Amendment are attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 11, 2015 and Exhibit 10.1 hereto, respectively, and each is incorporated herein by reference. Copies of the Transition Services Agreement and the Transfer and License Agreement will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2015. A copy of the press release announcing the completion of the Acquisition is also attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above is incorporated into this Item 2.03 by reference.

Item 3.02 Unregistered Sale of Equity Securities.

This information in Item 2.01 above is incorporated into this Item 3.02 by reference.

The Warrants were issued on the Closing Date and are exercisable until the seventh anniversary of the Closing Date. The number of shares for which the Warrants are exercisable and the associated exercise prices are subject to certain adjustments as set forth in the Warrants. The holders of the Warrants have the right to net exercise any outstanding Warrants for shares of Common Stock. As specified in each of the Warrants, upon a change of control of the Company, to the extent that the Warrants are not assumed by the acquiring entity or, in the case of the Orbimed Warrant, automatically exercised, the holder can elect to receive, subject to certain limitations and assumptions, cash equal to the Black-Scholes value of the outstanding Warrants.

The Company relied on the exemption from registration contained in Section 4(2) of the Securities Act, and Regulation D, Rule 506 thereunder, for the issuance of the Warrants and the shares of Common Stock issuable pursuant to such Warrants (the “Warrant Shares”). As part of executing the Purchase and Sale Agreement and the Credit Agreement and receiving the Warrants and the Warrant Shares, Orbimed and each of the Sellers each represented that it is an “accredited investor” as defined in Regulation D of the Securities Act and that the securities purchased by them will be acquired solely for their own account for investment and not with a view to or for sale or distribution of the Warrants or the Warrant Shares or any part thereof.

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrants, forms of which were attached as Exhibit 4.1 and Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 11, 2015 and are incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective on the Closing Date, in recognition of the successful negotiation, signing and closing of the Acquisition, the Board, based on the approval of and recommendation by the Committee, approved increases to the base salaries of each of the Company’s executive officers, including its named executive officers.

The table below sets forth the new base salaries for each of the Company’s named executive officers. Potential bonus goals will be adjusted accordingly.

Executive Officer	Base Salary
Gerri A. Henwood President and Chief Executive Officer	$478,300
Charles Garner Chief Financial Officer, Chief Business Officer and Treasurer	$323,300
Randall Mack Senior Vice President, Development, and Secretary	$323,300

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

The financial information required by Item 9.01(a) of this Current Report on Form 8-K has not been included with this filing and will be filed by amendment to this Current Report on Form 8-K not later than seventy-one (71) calendar days after the date that this Current Report on Form 8-K must be filed.

(b) Pro Forma Financial Information.

The financial information required by Item 9.01(b) of this Current Report on Form 8-K has not been included with this filing and will be filed by amendment to this Current Report on Form 8-K not later than seventy-one (71) calendar days after the date that this Current Report on Form 8-K must be filed.

(d) Exhibits

Exhibit No.	Document

2.1	Purchase and Sale Agreement, dated March 7, 2015, by and among Recro Pharma, Inc., Recro Pharma LLC, Daravita Limited, Alkermes Pharma Ireland Limited and Eagle Holdings USA, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-36329) filed with the Securities and Exchange Commission on March 11, 2015) *

10.1	First Amendment to Credit Agreement, dated April 10, 2015, by and among Recro Pharma LLC and Orbimed Royalty Opportunities II, LP

99.1	Recro Pharma, Inc. press release, dated April 13, 2015

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 16, 2015
Recro Pharma, Inc.

	By:	/s/ Gerri A. Henwood
	Name:	Gerri A. Henwood
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Document

2.1	Purchase and Sale Agreement, dated March 7, 2015, by and among Recro Pharma, Inc., Recro Pharma LLC, Daravita Limited, Alkermes Pharma Ireland Limited and Eagle Holdings USA, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-36329) filed with the Securities and Exchange Commission on March 11, 2015) *

10.1	First Amendment to Credit Agreement, dated April 10, 2015, by and among Recro Pharma LLC and Orbimed Royalty Opportunities II, LP

99.1	Recro Pharma, Inc. press release, dated April 13, 2015

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission.

Exhibit 10.1

FIRST AMENDMENT TO CREDIT AGREEMENT

This FIRST AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is made and entered into as of April 10, 2015 by and among RECRO PHARMA LLC, a Delaware limited liability company (the “Borrower”) and ORBIMED ROYALTY OPPORTUNITIES II, LP, a Delaware limited partnership (together with its Affiliates, successors, transferees and assignees, the “Lender”).

WHEREAS, the Borrower and the Lender entered into a Credit Agreement, dated as of March 7, 2015 (the “Credit Agreement”), pursuant to which the Lender has extended credit to the Borrower on the terms set forth therein;

WHEREAS, pursuant to Section 10.1 of the Credit Agreement, the Credit Agreement may be amended by an instrument in writing signed by each of the Borrower and the Lender; and

WHEREAS, the Borrower and the Lender desire to amend certain provisions of the Credit Agreement as provided in this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions; Loan Document. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Credit Agreement. This Amendment shall constitute a Loan Document for all purposes of the Credit Agreement and the other Loan Documents.

2. Amendments to Section 1.1.

(a) Section 1.1 of the Credit Agreement is hereby amended by inserting the following new defined term therein in the proper alphabetical order:

“Alkermes DEA Registrations” means the registrations issued to Alkermes Gainsville LLC by the DEA permitting Alkermes Gainsville LLC to conduct business with controlled substances.”

“Borrower DEA Registrations” means the registrations issued to the Borrower by the DEA permitting the Borrower to conduct business with controlled substances.”

“DEA Registrations PoA” means the power of attorney granted to the Borrower by Alkermes Gainsville LLC permitting the Borrower to conduct business with controlled substances under the Alkermes DEA Registrations.”

“First Amendment” means the First Amendment to the Agreement, dated as of April 10, 2015, between the Borrower and the Lender.”

(b) The definition of “Loan Documents” in Section 1.1 of the Credit Agreement is hereby amended by inserting “the First Amendment,” immediately after the phrase “the Warrant,”.

(c) The definition of “Consolidated Total Leverage Ratio” in Section 1.1 of the Credit Agreement is hereby amended by deleting the phrase “Fiscal Quarter” and replacing it with the phrase “period of four consecutive Fiscal Quarters”.

3. Amendment to Section 5.13. Section 5.13 of the Credit Agreement is hereby amended by restating it in its entirety as follows:

“Section 5.13. Mortgaged Property. The Lender shall have received, in respect of the Mortgaged Property, a Mortgage, dated as of the Closing Date, and duly executed and delivered by an Authorized Officer of Borrower, which Mortgage shall be substantially in the form of Exhibit G hereto, and legal opinions from local counsel in the jurisdiction where the Mortgaged Property is situated and from counsel in the jurisdiction where the owner of the Mortgaged Property is organized with respect to customary matters relating to the Mortgage, which opinions shall be in form and substance reasonably satisfactory to the Lender.”

4. Amendment to Section 5.15. Section 5.15 of the Credit Agreement is hereby amended by deleting the following clause at the end thereof:

“, with the Lender named as loss payee or additional insured, as applicable”

5. Amendment to Section 6.17. Section 6.17 of the Credit Agreement is hereby amended by deleting the clause “The Loan Parties and their respective Subsidiaries have all material Permits,” with “Except as set forth on Schedule 6.17, the Loan Parties and their respective Subsidiaries have all material Permits,”

6. Amendment to Section 7.15. Section 7.15 of the Credit Agreement is hereby amended by inserting the following therein as new subsections (d), (e) and (f) thereof:

“(d) On or before ninety (90) days following the Closing Date, (or such longer period of time as the Lender may agree to in its sole discretion), Lender shall have received endorsements of all insurance policies of the Loan Parties naming the Lender as additional insured (in the case of liability insurance) or Lender as loss payee (in the case of casualty insurance) on behalf of the Lender.

(e) On or before thirty (30) days following the Closing Date (or such longer period of time as the Lender may agree to in its sole discretion), the Lender shall have received, in respect of the Mortgaged Property, (i) a mortgagee’s title insurance policy or marked up unconditional binder for such insurance, together with a current ALTA survey thereof and a surveyor’s certificate, in form reasonably satisfactory to the Lender, provided that such policy shall (A) be in an amount reasonably satisfactory to the Lender with respect to the Mortgaged Property covered thereby but not less than the fair market value of the Mortgaged Property covered thereby; (B) insure that the Mortgage insured thereby creates a valid first Lien on such Mortgaged Property free and clear of all defects and encumbrances, except as disclosed in the Mortgage or as permitted by Section 8.3; (C) name the Lender as the insured thereunder; (D) be in form reasonably satisfactory to the Lender; (E) contain such endorsements, coinsurance, reinsurance and affirmative coverage as the Lender may reasonably request; and (F) be issued by First American Title Insurance Company or such other national title company or companies reasonably satisfactory to the Lender (including any such title companies acting as co-insurers or reinsurers, at the option of the Lender and (ii) evidence satisfactory to it that all premiums in respect of such policy, all charges for mortgage recording tax, and all related expenses, if any, have been paid or duly provided for.

(f) On or before 180 days following the Closing Date, (or such longer period of time as the Lender may agree to in its sole discretion), the Borrower DEA Registrations and the Key Permits listed on Schedule 7.15(f) shall have been obtained by the Borrower.

(g) The Borrower shall use commercially reasonable efforts to deliver a bailee letter, in form and substance reasonably satisfactory to the Lender, from Adams Transfer & Storage on or before sixty (60) days following the Closing Date. “

7. Amendments to Schedules to Credit Agreement. The schedules to the Credit Agreement are hereby deleted in their entirety and replaced by the schedules set forth in the disclosure letter attached hereto, which revised schedules shall deemed to be incorporated into the Credit Agreement as of the date hereof and each reference in the Credit Agreement to any such schedule shall be deemed to refer to such schedule attached hereto on and after the date hereof.

8. Conditions to Effectiveness of Amendment. This Amendment shall become effective upon receipt by the Lender and the Borrower of a counterpart signature of the other to this Amendment duly executed and delivered by each of the Lender and the Borrower.

9. Counterparts; Governing Law. This Amendment may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of such when so executed and delivered shall be an original, but all of such counterparts shall together constitute but one and the same agreement. Delivery of an executed counterpart of a signature page of this Amendment by fax transmission or other electronic mail transmission (e.g., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Amendment. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

RECRO PHARMA, LLC as the Borrower

By:	/s/ Randall Mack
Name:	Randall Mack
Title:	President

ORBIMED ROYALTY OPPORTUNITIES II, LP, as the Lender

By OrbiMed ROF II LLC, its General Partner By OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel D. Isaly
Name:	Samuel D. Isaly
Title:	Managing Member

Signature Page to First Amendment to Credit Agreement

Exhibit 99.1

Recro Pharma Completes Acquisition of IV/IM Meloxicam and cGMP

Manufacturing Facility and Business Unit from Alkermes

•	Transformative Acquisition Diversifies Recro Pharma’s Development Risk with Second, Complementary Acute Pain Product

•	Phase III-Ready, Long-Acting Injectable Meloxicam Has Demonstrated Robust Efficacy, Good Tolerability in Multiple Phase II Trials

•	Transaction Includes Cash Flow Positive Manufacturing, Royalty and Formulation Business

MALVERN, PA, April 13, 2015 – Recro Pharma, Inc. (Nasdaq: REPH) today announced the completion of its previously announced acquisition of assets from Alkermes plc and its affiliates including worldwide rights to IV/IM meloxicam, a proprietary, Phase III-ready, long-acting COX-2 NSAID for moderate to severe acute pain, and a contract manufacturing facility, royalty and formulation business.

“Completion of this transaction is a significant corporate milestone for Recro Pharma as it provides a second, complementary, Phase III-ready acute pain product to our portfolio, and adds infrastructure and cash flow which may help fund the development of our pipeline in the future,” said Gerri Henwood, Recro Pharma’s CEO. “With upcoming top-line data readout of our Post Op Day 1 Phase II trial of Dex-IN mid-year 2015, we are excited for the potential of having two drug candidates in Phase III for the treatment of acute pain by the end of this year.”

Under the terms of the agreement, Recro Pharma paid Alkermes $50 million up-front and obtained the rights to IV/IM meloxicam and ownership of a cGMP manufacturing facility and related business located in Gainesville, GA. In 2014, this facility generated over $70 million in unaudited revenues. Alkermes is eligible to receive up to an additional $120 million in milestone payments upon the achievement of certain regulatory and net sales milestones and royalties, related to IV/IM meloxicam. At closing, Recro Pharma issued Alkermes a seven-year warrant to purchase an aggregate of 350,000 shares of Recro Pharma common stock. The $50 million up-front payment was funded via a five-year senior secured term loan with an affiliate of OrbiMed (“OrbiMed”). In conjunction with the term loan, Recro Pharma issued OrbiMed a seven-year warrant to purchase an aggregate of 294,928 shares of Recro Pharma common stock.

About Recro Pharma, Inc.

Recro Pharma is a revenue generating specialty pharmaceutical company developing multiple non-opioid therapeutics for the treatment of acute post operative pain. Recro Pharma is currently developing IV/IM meloxicam, a proprietary, Phase III-ready, long-acting COX-2 NSAID, and Dex-IN, a proprietary intranasal formulation of dexmedetomidine in Phase II, for the treatment of acute pain. As Recro Pharma’s product candidates are not in the opioid class of drugs, the Company believes its candidates would avoid many of the side effects associated with commonly prescribed opioid therapeutics, such as addiction, constipation and respiratory distress while maintaining analgesic effect.

As a result of this acquisition, Recro Pharma also owns and operates an 87,000 square foot, DEA-licensed facility that manufactures 5 commercial products and receives royalties associated with the sales of these products.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements reflect Recro Pharma’s expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words “anticipate,” “believe,” “estimate,” “upcoming,” “plan,” “target”, “intend” and “expect” and similar expressions, as they relate to Recro Pharma or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information available to Recro Pharma as of the date of this press release and are subject to a number of risks, uncertainties, and other factors that could cause actual events to differ materially from those expressed in the forward-looking statements set forth in this press release including, without limitation: the success of Recro’s products and of the newly acquired products; the parties’ ability to satisfy the purchase agreement conditions (including required regulatory approvals); Recro’s ability to realize anticipated growth, synergies and costs savings from the acquisition; changes in laws and regulations; Recro’s ability to successfully integrate the acquired operations, technology and products and to realize anticipated growth, synergies and cost savings; Recro’s ability to successfully develop, obtain regulatory approvals or commercialize new products and Recro’s ability to protect intellectual property rights. In addition, the forward-looking statements in this press release should be considered together with the risks and uncertainties that may affect Recro Pharma’s business and future results included in Recro Pharma’s filings with the Securities and Exchange Commission at www.sec.gov. Recro pharma assumes no obligation to update any such forward looking statements.

CONTACT:	Recro Pharma, Inc.
Charles T. Garner
Chief Financial Officer
(484) 395-2425

Media and Investors:
Argot Partners
Susan Kim
(212) 600-1902
susan@argotpartners.com